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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N-8F
------------

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

        (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

        (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

        (c) The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("Abandonment of Registration"); or

        (d) The fund has become a business development company ("Business Development Company").

2.      If the fund is not  eligible  to use this form,  refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [ l7 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [l7 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.      Amendments  to  this  form  also  must  be  filed   electronically  (see
        Instruction 3 above), and must include a verification. identical to the one that appears at the end of this form.

5.      No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC's Collection of Information
-------------------------------
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.

                  Potential persons who are to respond to the collection SEC 1691 (5-02) of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I.      General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

        [ ]     Merger

        [x]     Liquidation

        [ ]     Abandonment   of   Registration   (Note:   Abandonments   of
                Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

        [ ]     Election of status as a Business  Development  Company  (Note:
                Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.      Name of fund: Vega Capital Corporation ("Vega")

3.      Securities and Exchange Commission File No.: 811- 02508

4.      Is this an initial Form N-8F or an amendment to a previously  filed Form
        N-8F?


         [ ]  Initial Application       [X] Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         U.S. Small Business Administration
         Receiver for Vega Capital Corporation
         666 Eleventh Street, N.W., Suite 200
         Washington, D.C. 20001

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Stephen L. Parker, Esquire
         Ober, Kaler, Grimes & Shriver
         1401 H Street, N.W., Suite 500
         Washington, D.C. 20005-3324
         slparker@ober.com
         202/408-8400 (Main)
         202/326-5014 (DD)
         202/408-0640 (Fax)

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31 a-2]:

         U.S. Small Business Administration
         Receiver for Vega Capital Corporation
         666 Eleventh Street, N.W., Suite 200
         Washington, D.C. 20001

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31 a-1 and 31 a-2 for the periods specified in those rules.

8.      Classification of fund (check only one):

         [x]  Management company;

         [ ]  Unit investment trust; or

         [ ]  Face-amount certificate company.

9.      Subclassification if the fund is a management company (check only one):

         [ ]  Open-end     [x]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: None

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: None

13.     If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]  Yes                   [x]  No

         If Yes, for each UIT state:
                Name(s):

                File No.: 811-___________

                Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [ ]  Yes              [x]  No

              If Yes, state the date on which the board vote took place:


        If No, explain: Pursuant to an Order of the United States District Court for the Southern District of New York dated February 24, 2000, a copy of which is attached hereto as Exhibit A, the Court appointed the Small Business Administration as Receiver of Vega, dismissed the officers and directors of Vega and instructed the Receiver to assume and control the operation of Vega and wind-up the business of Vega. The Receiver filed a motion with the Court seeking entry of an Order relating to the winding up of the Receivership and the Order was entered on September 29, 2003.


        (b) Did the fund obtain  approval from the  shareholders  concerning the
        decision  to  engage  in  a  Merger,   Liquidation   or  Abandonment  of
        Registration?

              [ ]  Yes              [x]  No

              If Yes, state the date on which the shareholder vote took place:

              If No, explain:  See response to Question 15(a).

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [ ]  Yes                   [x]  No    Liabilities  are greater than
                                               assets.  Accordingly,  no funds
                                               have or will be distributed to
                                               shareholders.

         (a) If Yes, list the date(s)on which the fund made those distributions:

         (b) Were the distributions made on the basis of net assets?

              [ ]  Yes              [ ]  No

         (c) Were the distributions made pro rata based on share ownership?

              [ ]  Yes              [ ]  No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)  Liquidations only:
              Were any distributions to shareholders made in kind?

              [ ]  Yes              [x]  No

             If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.     Closed-end funds only: Has the fund issued senior securities?

         [ ]  Yes                   [x]   No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.     Has the fund distributed all of its assets to the fund's shareholders?

         [ ]  Yes                   [x]  No   See Response to Question 16.

         If  No,

         (a)  How many shareholders does the fund have as of the date this form
              is filed?   1,605

         (b) Describe the relationship of each remaining shareholder to the fund: Common shareholders who do not hold any position as officer or director.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?


         [X]  Yes                   [ ]  No


         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


         The  shareholders   will  not  receive  any  distributions in  complete
         liquidation of their interests as all assets are being utilized to pay expenses of administration and liabilities.

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [x]  Yes          [ ]  No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


         The only remaining assets of Vega consist of cash in the aggregate amount of $74,117 on deposit with various providers of legal, administrative, accounting, agent and other services relating to the winding up of the Receivership. Any portion of such $74,117 not applied against such services will be used to pay outstanding liabilities.


         (b) Why has the fund retained the remaining assets? To pay outstanding liabilities.

         (c)  Will the remaining assets be invested in securities?

              [ ]  Yes              [x]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [x] Yes [ ] No


         If Yes,
         (a) Describe the type and amount of each debt or other liability: As of June 30, 2003, Vega owed the Small Business Administration $1,448,733.84.


         (b) How does the fund intend to pay these outstanding debts or other liabilities? As of June 30, 2003, Vega retained $288,277 in cash, which amount, net of remaining expenses of administration, will be used to pay a portion of the indebtedness owing to the Small Business Administration.

IV.      Information About Event(s) Leading to Request For Deregistration

22.     (a) List  the  expenses  incurred  in  connection  with  the  Merger  or
        Liquidation:

              (i) Legal expenses: $5,000 (estimated)

              (ii)Accounting expenses:  $1,553 (estimated)

              (iii) Other expenses (list and identify separately):

                  Transfer Agent Fees:               $400 (estimated)
                  Administrative Service Fees:       $72 (estimated)
                  Courier/Delivery Fees:             $25 (estimated)
                  Receivership Agent Fees:           $1,905 (estimated)

                  Total:                             $2,402 (estimated)

              (iv) Total expenses (sum of lines (i)-(iii) above): $8,955 (estimated)

         (b) How were those expenses allocated? Expenses of the Receivership.

         (c) Who paid those expenses? Vega

         (d) How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]  Yes          [x]  No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  Conclusion of Fund Business

24.     Is the fund a party to any litigation or administrative proceeding?

         [x] Yes [ ] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: See Response to Question 15(a).


         The Small Business Administration has not brought any action against the persons serving as directors or officers of Vega prior to the Receivership.


25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ] Yes           [x] No

         If Yes, describe the nature and extent of those activities:


VI.   Mergers Only

26.     (a) State the name of the fund surviving the Merger:

        (b) State the Investment Company Act file number of the fund surviving the Merger: 811-____________

        (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

        (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

      The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Vega Capital Corporation , (ii) he or she is the
                    --------------------------
                        (Name of Fund)
Dir., Office of Liquidation of SBA, Reciever for Vega Capital Corporation,  and
----------------------------------               -------------------------
          (Title)                                     (Name of Fund)
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.




                                                     /s/ Thomas Gordon Morris
                                                       -------------------------
                                                       (Signature)

                                  EXHIBIT INDEX
                                  -------------


  Exhibit A: Consent Judgment and Order Directing Stay and Appointing Receiver

                                    EXHIBIT A



UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
-------------------------------X

UNITED STATES OF AMERICA,                         :
                                                        00 Civ.
               Plaintiff,                         :
                                                        CONSENT JUDGMENT AND
                  v.                              :     ORDER DIRECTING STAY
                                                        AND APPOINTING RECEIVER
                                                        ------------------------

VEGA CAPITAL CORP.,:

               Defendant.                         :     Judgment No. 00  0445

-------------------------------X


      WHEREAS, plaintiff United States of America (the "United States") will file the summons and complaint in this action ("complaint") at the request of the United States Small Business Administration ("SBA") simultaneously with the submission of this Consent Judgment and Order Directing Stay and Appointing Receiver ("Consent Judgment and Order"); and

      WHEREAS, the complaint alleges that defendant Vega Capital Corp. ("Vega") was licensed by SBA in 1968 as a small business investment company ("SBIC") solely to do business under the provisions of the Small Business Investment Act (the "Act"), 15 U.S.C. ss.ss. 681 et seq., and the regulations promulgated thereunder, 13 C.F.R. Part 107 (the "Regulations"); and

      WHEREAS, the complaint alleges that Vega has failed to comply with the applicable provisions of the Act and the Regulations and is in default of a subordinated debenture issued on December 17, 1991 and guaranteed by SBA; and

      WHEREAS, the Act provides that Vega, as an SBIC, may forfeit all of its rights, privileges, and franchises, and be declared dissolved upon a determination and adjudication of its failure to comply with the applicable provisions of the Act or the Regulations, see 15 U.S.C. ss. 687(d); and

      WHEREAS, the complaint alleges that SBA placed Vega in liquidation status in 1998 and the quality of Vega's assets has since deteriorated and a receivership is now appropriate; and

      WHEREAS, the complaint alleges that Vega's assets must be placed in receivership and liquidated immediately to prevent dissipation of the assets; and

      WHEREAS, the parties agreed that SBA would not file the complaint prior to January 21, 2000 to allow Vega the opportunity to submit to SBA an application to transfer control of Vega; and

      WHEREAS, as of February 18, 2000, Vega has not submitted to SBA an application to transfer control of Vega and remains in default of the subordinated debenture and in violation of the Act and the Regulations; and

      WHEREAS, the parties desire to resolve this matter amicably and without further proceedings, trial, or adjudication of any issue;

         NOW THEREFORE, IT IS HEREBY STIPULATED AND AGREED TO, ORDERED, ADJUDGED, AND DECREED as follows:

      1. Each undersigned representative of each party to this Consent Judgment and Order certifies that he or she is fully authorized by the party he or she represents to enter into the terms and conditions of this Consent Judgment and Order, and to execute and legally bind that party to it.

      2. This Consent Judgment and Order shall apply to and be binding on Vega, as well as its agents, servants, employees, successors, and assigns, and all persons, government agencies, firms, and corporations having notice of this Consent Judgment and Order who are, or will be, acting in concert or participation with Vega in furtherance of this Consent Judgment and Order.

      3. Vega has received and reviewed the complaint.

      4. In accordance with Fed. R. Civ. P. 4.(d), Vega hereby waives service of process of the summons and complaint.

      5. This Court has personal jurisdiction over Vega and jurisdiction over the subject matter of this action pursuant to 15 U.S.C. ss.ss. 634(b)(1), 687(d), 687c, 687h, and 28 U.S.C. ss. 1345.

      6. Venue is proper in this district pursuant to 15 U.S.C. ss.ss. 687(d), 687h, and 28 U.S.C. ss. 1391(b).

      7. The complaint states a claim upon which relief may be granted and findings of fact and conclusions of law pursuant to Fed. R. Civ. P. 52 are hereby waived.

      8. Vega waives any right it may have to contest the validity of this Consent Judgment and Order.

      9. The United States will, without unreasonable delay, provide notice to Vega through undersigned counsel of entry of this Consent Judgment and Order.

      10. This Court determines and adjudicates that Vega has failed to comply with the Act and the Regulations, as alleged in the complaint in the instant action.

      11. As of February 18, 2000, pursuant to the subordinated debenture issued by Vega on December 17, 1991, Vega was indebted to SBA in the amount of $1,604, 278.74.

      12. Judgment is hereby entered for the United States, on behalf of SBA, against Vega, in the amount of $1,604,278.74 as of February 18, 2000, plus accrued interest at the rate of $346.04 per day to and including the date this Consent Judgment and Order is entered by the Court.

      13. Pursuant to 28 U.S.C. ss. 1961, post-judgment interest at a rate provided by law will be provided to the United States from the date of entry of this Consent Judgment and Order.

      14. Pursuant to 15 U.S.C. ss.687c, this Court shall take exclusive jurisdiction of Vega and all of its assets and property, of whatever kind and wherever located.

      15. SBA, as an agency of the United States, is hereby appointed receiver of Vega ("Receiver") to serve without bond until further order of this Court.

      16. The Receiver shall have all powers and authority of a receiver at equity, and all powers and authority conferred on the Receiver by and pursuant to the provisions of 15 U.S.C. ss. 687c (c) and 28 U.S.C. ss. 754.

      17. The Receiver shall have all powers, authorities, rights and privileges heretofore possessed by the officers, directors and managers of Vega under applicable state and federal law and pursuant to Vega's Certificate of Incorporation and By-Laws.

      18. The Receiver is appointed for the purpose of marshalling and liquidating all of Vega's assets, identifying and providing notice to claimants thereto, soliciting and reviewing written claims, recommending the disposition and priority of such claims to the Court, satisfying approved claims in the order of priority as determined by this Court, pursuing appropriate causes of action available to Vega against third parties following an application to this Court to lift the stay entered pursuant to paragraphs 33 and 34 herein, and winding-up the business of Vega and the receivership.

      19. The trustees, directors, officers, employees, managers, and agents of Vega are hereby dismissed, and shall have no authority with respect to Vega's operations or assets, except to the extent as may hereafter be expressly granted by the Receiver.

      20. The Receiver shall assume and control the operation of Vega, and shall pursue and preserve all of Vega's claims, as the Receiver deems necessary or advisable.

      21. The past and/or present officers, directors, agents, partners, trustees, attorneys, accountants, and employees of Vega, as well as all those acting in their place, are hereby ordered and directed to turn over to the Receiver forthwith all books, records, documents, accounts and all other instruments and papers of and relating to Vega and its assets and all other assets and property of the corporation, whether real or personal.

      22. Ronald A. Linden, the undersigned President of Vega, shall furnish a written statement to the undersigned counsel for the United States and SBA as Receiver, within five (5) business days after the entry of this Consent Judgment and Order, listing the identity, location and estimated value of all assets of Vega as well as the names, addresses and amounts of claims of all known creditors of Vega.

      23. Within thirty (30) days following the entry of this Consent Judgment and Order, Ronald A. Linden shall furnish a written report describing all assets of Vega to the undersigned counsel for the United States and SBA as Receiver.

      24. All persons having possession, custody or control of any assets or property of Vega are hereby directed to turn such assets and property over to the Receiver.

      25. The Receiver shall promptly give notice of its appointment to all known officers, directors, agents, partners, employees, shareholders, creditors and debtors of Vega, as the Receiver deems necessary or advisable to effectuate the operation of the receivership.

      26. All persons and entities owing any obligation, or debt or distribution with respect to a partnership interest, to Vega shall, until further ordered by this Court, pay all such obligations in accordance with the terms thereof to the Receiver and its receipt for such payments shall have the same force and effect as if Vega had received such payments.

      27. The Receiver is hereby authorized to open such Receiver's accounts at banking or other financial institutions, to extend credit on behalf of Vega, to utilize SBA personnel, and to employ such other personnel as it may deem necessary to effectuate the operation of the receivership, including but not limited to attorneys, accountants, and appraisers, and is further authorized to expend receivership funds to compensate such personnel in such amounts and upon such terms as the Receiver shall deem reasonable in light of the usual fees and billing practices and procedures of such personnel.

      28. The Receiver is not required to obtain the Court's approval prior to the disbursement of receivership funds for payments to personnel employed by the Receiver or for expenses that the Receiver deems advantageous to the orderly administration and operation of the receivership.

      29. The Receiver is authorized to reimburse the SBA for travel expenses incurred by SBA personnel in the establishment and administration of the receivership.

      30. The Receiver may, without further order of this Court, transfer, compromise, or otherwise dispose of any claim or asset, other than real estate.

      31. Vega's past and/or present officers, directors, agents, partners, managers, shareholders, employees, debtors and creditors, and other appropriate persons (including without limitation Vega's portfolio of small business concerns and financial institutions doing business with Vega and/or its portfolio of small business concerns) shall answer under oath to the Receiver all questions which the Receiver may put to them, and produce any documents as required by the Receiver, regarding the business of Vega or any other matter relevant to the operation or administration of the receivership or the collection of funds due to Vega.

      32. In the event that the Receiver deems it necessary to require the appearance of any aforementioned person, in connection with the business of Vega or any other matter relevant to the operation or administration of the receivership or the collection of funds due to Vega, the Receiver shall direct notice for any such appearance by certified mail including documents requested, if any, and said persons shall appear with the documents requested, if any, and give answer to the Receiver within ten (10) days of service of said notice at the time and place designated therein.

      33. The parties to any and all civil legal proceedings of any nature, including but not limited to bankruptcy proceedings, arbitration proceedings, foreclosure actions, default proceedings, or other actions involving Vega or any of its assets, including subsidiaries and partnerships, wherever located, and excluding the instant proceeding, involving Vega, the Receiver, or any of Vega's past or present officers, directors, managers or agents sued for or in connection with any action taken by them while acting in such capacity, whether as plaintiff, defendant, third-party plaintiff, third-party defendant, or otherwise, are enjoined from commencing or continuing any such legal proceeding and from taking any action in connection with any such proceeding or any such asset.

      34. All civil legal proceedings of any nature, including but not limited to bankruptcy proceedings, arbitration proceedings, foreclosure actions, default proceedings, or other actions involving Vega or any of its assets including subsidiaries and partnerships, wherever located, and excluding the instant proceeding, involving Vega, the Receiver, or any of Vega's past or present officers, directors, managers or agents sued for, or in connection with, any action taken by them while acting in such capacity, whether as plaintiff, defendant, third-party plaintiff, third-party defendant, or otherwise, are stayed in their entirety, and all courts having any jurisdiction thereof are enjoined from taking or permitting any action until further Order of this Court.

      35. As to a cause of action accrued or accruing in favor of Vega against a third party, and applicable statute of limitation is tolled during the period in which this injunction against the commencement of legal proceedings is in effect as to that cause of action.

      36. Vega and its past and/or present directors, officers, managers, agents, partners, employees and other persons acting in concert or participating therewith be, and they hereby are, enjoined from either directly or indirectly taking any actions or causing any such action to be taken which would dissipate the assets and/or property of Vega to the detriment of the Receiver appointed in this cause, including but not limited to destruction of corporate records, or which would violate the Act or the Regulations.

      37. The Receiver is authorized to borrow on behalf of Vega from the SBA up to $100,000 and is authorized to cause Vega to issue Receiver's Certificates of Indebtedness in the principal amounts of the sums borrowed, which certificates will bear interest at or about 10 percent (10%) per annum and will have a maturity date no later than 18 months after the date of issue.

      38. The Receiver's Certificates or Indebtedness shall have priority over all other debts and obligations of Vega, excluding administrative expenses of the Receivership, whether currently existing or hereinafter incurred, including without limitation any claims of shareholders of Vega.

      39. After the foregoing activities are completed, the Receiver will submit to this Court a final report, a request that Vega's license be revoked, if appropriate, and proposed final order regarding the wind up and termination of the receivership that includes the full or partial satisfaction of the Judgment herein, and a final notice that all the actions specified in the final order have been completed.

      40. Each party is to bear its own costs and attorney's fees.

      41. The terms hereof constitute the complete and entire agreement among plaintiff and defendant concerning the alleged violations set forth in the complaint, and no terms, conditions, understanding, or agreements purporting to modify or vary the terms hereof shall be binding unless made in writing and subscribed to by the party to be bound.

      42. No informal advice, guidance, suggestions, or comments by the United States regarding any submissions or activities shall be construed as relieving defendant of its obligations under this Consent Judgment and Order.

      43. This Court retains jurisdiction to modify and to enforce the provisions of this Consent Judgment and Order, and to resolve any disputes that may arise under it.

      44. Nothing herein shall be construed to limit the authority of the United States to undertake any administrative or judicial action or proceeding for violation of any federal law that is not specifically the subject of the complaint.

Executed:    February 18, 2000                  MILBERG WEISS BERSHAD
             New York, New York                 HYNES & LERACH LLP
                                                Attorneys for Defendant



                                            By: /s/ George A. Bauer, III
                                                -----------------------------
                                                GEORGE A. BAUER III (GB-2919)
                                                1 Pennsylvania Plaza
                                                New York, New York 10119
                                                Tel. No.:  (212) 594-5300
                                                Fax. No.:  (212) 868-1229

Executed:    February 17, 2000                  VEGA CAPITAL CORP.
             Elmsford, New York


                                            By: /s/ Ronald A. Linden
                                                -----------------------------
                                                Ronald A. Linden, President
                                                45 Knollwood Road
                                                Elmsford, New York 10523


Executed:    February 18, 2000                  MARY JO WHITE
             New York, New York                 United States Attorney for the
                                                Southern District of New York
                                                Attorney for Plaintiff

                                            By: /s/ Irene Chang
                                                -----------------------------
                                                IRENE CHANG (IC-3957)
                                                Assistant United States Attorney
                                                100 Church Street - 19th Floor
                                                New York, New York  10007
                                                Tel. No.:  (212) 637-2733
                                                Fax. No.:  (212) 637-2825


SO ORDERED.



/s/ Naomi Buchwald
--------------------------------
United States District Judge